EXHIBIT 12

UNITED COMMUNITY BANKS, INC.
RATIO OF EARNINGS TO FIXED CHARGES (Regulation S-K 503 (d))

	12/31/99	12/31/00	12/31/01	12/31/02	12/31/03	03/31/03	03/31/04
EARNINGS
+ Pre-tax income from continuing operations	23,127	21,083	40,762	49,906	58,485	12,402	16,698
+ Fixed charges	90,481	116,996	101,561	76,973	71,197	17,725	16,983
+ Amortization of capitalized interest	—	—	—	—	—	—	—
- Capitalized interest	—	—	—	—	—	—	—
- Preferred dividends	—	(66)	(186)	(159)	(101)	(27)	(24)

Total earnings	113,608	138,012	142,138	126,720	129,580	30,101	33,657

FIXED CHARGES
+ Interest expensed	90,242	116,591	100,874	76,357	70,600	17,589	16,772
+ Interest capitalized	—	—	—	—	—	—	—
+ Interest included in rental expense	239	339	502	457	496	110	187
+ Preferred dividends	—	66	186	159	101	27	24

Total fixed charges	90,481	116,996	101,561	76,973	71,197	17,725	16,983

RATIO OF EARNINGS TO FIXED CHARGES	126%	118%	140%	165%	182%	170%	198%

Building rent paid	245	343	494	720	856	191	232
Building rent received	—	—	(61)	(219)	(249)	(62)	(42)
Computer lease expense	15	15	—	—	—	—	—
Lease payments for FF&E	457	658	1,072	869	881	201	372

Total rental expense	717	1,016	1,505	1,370	1,488	331	562

Amount of finance charge included in rent (assumed to be 1/3 of lease payment)	239	339	502	457	496	110	187